

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 22, 2024

Felipe Duran
Chief Financial Officer
iBio, Inc.
8800 HSC Parkway
Bryan, Texas 77807

> **Re: iBio, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2024**
> **File No. 333-278729**

Dear Felipe Duran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow